EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2016	2015	2014	2013	2012
Pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,206	$592	$658	$782	$406
Add:
Amortization of previously capitalized interest	13	12	11	10	8
Distributed income of equity investees	25	24	24	21	11
Total additions	38	36	35	31	19
Deduct:
Capitalized interest	26	19	24	39	22
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	8	8	14	26	20
Total deductions	34	27	38	65	42

TOTAL EARNINGS	$1,210	$601	$655	$748	$383

FIXED CHARGES
Interest expense	$391	$438	$439	$407	$385
Debt extinguishment costs included in interest expense	(12)	(17)	—	—	(15)
Capitalized interest	26	19	24	39	22
Interest portion of rental expense (1)	100	97	114	119	121
Proportionate share of fixed charges of investees accounted for by the equity method	2	1	2	1	1

TOTAL FIXED CHARGES	$507	$538	$579	$566	$514

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,717	$1,139	$1,234	$1,314	$897

RATIO OF EARNINGS TO FIXED CHARGES	3.39	2.12	2.13	2.32	1.75

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.